HSBC Vantage+ Index

The HSBC Vantage+ Index provides dynamic exposure to multiple asset classes. Utilizing the investment concepts of Modern Portfolio Theory and Efficient Frontier, the index attempts to maximize investment returns for a given level of market risk. This excess return index re-allocates monthly to a diversified combination of ETFs across US and Emerging Market Equities, Bonds, Real Assets and Inflation.



Key performance drivers

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
July 2, 2026

Prioritizing Performing Assets

The Index is constructed to maximize exposure to performing assets, within volatility and concentration limits. Unlike competing target volatility strategies, cash is only employed in the monthly portfolio creation when the index is otherwise unable to achieve the 5% initial volatility target.

Hypothetical Comparative Performance Data



Monthly Rebalancing

The Index provides a greater maximum allocation to developed and emerging market equities compared to some other target volatility strategies. This may increase the potential for outperformance.

Asset Class Caps



Average Yearly Asset Class Allocation - Historical & Simpulated

Intra-month, the Index dynamically reacts to changing market conditions on a daily basis. HSBC employs a volatility management system, targeting 6%, allowing for leverage up to 1.5x in periods of low volatility, and providing for reduced exposure in periods of market stress.





Source: Bloomberg & HSBC
The graphs above set forth the hypothetical back-tested performance of the Index from January 1, 2012 through November 8, 2019 and actual performance through June 30, 2026. The Index has only been calculated by Solactive AG since November 8, 2019. See "Important information" and "Use of simulated returns" herein.

HSBC Vantage+ Index
More Information

HSBC has created client-approved sales tools and advisor education materials to help you better understand the new Vantage+ Index. These materials are available online at vantageplus.gbm.hsbc.com.

To find out about the latest offerings of products linked to the Vantage+ Index or if you have any questions, contact the HSBC Structured Products team:


Phone: 212-525-8010

Email: hsbcspsales@us.hsbc.com
